UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)

☐ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☒ Form 10-Q        ☐ Form N-SAR        ☐ Form N-CSR

For the period ended: August 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

One 4 Art Limited

(Exact name of registrant as specified in charter)

Commission File No. 333-179765

Nevada	3714	EIN 39-2078722
(State or Other jurisdiction of incorporation)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

Room 2809-12, 28/F,

Office Tower, Convention Plaza,

1 Harbour Road, Wanchai,

Hong Kong

Address of Principal Executive Office

PART II - RULES 12b 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate)

☐	a.	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b.

The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	c.	The accountant's statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The review of the financial statements has not yet been completed.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mr. Lu Miao Area Code and Telephone Number: (852) 2482 9998

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

One 4 Art Limited

(Exact name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2015	By:	/s/ Lu Miao
Lu Miao
Director and Chief Executive Officer